Goldcorp Inc.
File No. 1-12970
VIA EDGAR AND FACSIMILE
August 3, 2006
Ms. Jill Davis
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C 20549-7010

RE:	Goldcorp Inc.
Form 40-F for the Fiscal Year Ended December 31, 2005
Filed March 21, 2006
File No. 1-12970
Dear Ms. Davis:
Thank you for your letter of June 16th, 2006. We have reproduced your questions in this letter and included our responses thereto.
Form 40-F for the Fiscal Year Ended December 31, 2005
1.	We note that Exhibit’s 99.2 and 99.3 which relate to the Consolidated Financial Statements and Management’s Discussion and Analysis, respectively, are incorporated by reference from Form 6-K’s furnished on March 14, 2006. General Instructions B(5) to Form 40-F requires information incorporated by reference, that was not previously filed with the Commission, to be attached as an exhibit and filed with the Form 40-F. As such, it will be necessary for you to amend your Form 40-F to attach and file your Consolidated Financial Statements and Management’s Discussion and Analysis as exhibits. You may also refer to the requirements of Rule 303(b) of Regulation S-T for clarification.
Response:
We will comply with the comment by filing an amended annual report on Form 40-F attaching our Consolidated Financial Statement’s and Management’s Discussion and Analysis as exhibits, upon confirmation with the SEC.

Goldcorp Inc.
File No. 1-12970
Report of Independent Registered Chartered Accountants, page 27
2.	We note the audit opinion included in your filing is for the fiscal year ended 2005 and that prior years were audited by other auditors. We have reviewed your filing and are unable to locate the audit opinion of the predecessor auditor. It appears you should modify your document to include the predecessor audit opinion. Otherwise, please tell us why you do not believe the opinion is necessary.
Response:
We will comply with the comment by filing, in our amended annual report on Form 40-F, the audit opinion of our former auditor KPMG LLP, upon confirmation with the SEC.
3.	Please file the consent of the predecessor auditor when the 2004 opinion is filed.
Response:
We will comply with the comment by filing as an exhibit in our amended annual report on Form 40-F, the consent of our former auditor, upon confirmation with the SEC.
4.	Please advise us when the change of auditor occurred and direct us to the Form 6-K that was furnished by the Company indicating the change.
Response:
The change of auditor occurred March 24, 2005. The Form 6-K indicating this change was inadvertently not filed, when the notice of change was filed on SEDAR on April 5, 2005. We rectified this oversight as soon as we learned of it by filing the Form 6-K. Please refer to Form 6-K filing dated June 26, 2006.
Financial Statements
Note 2. — Summary of Significant Accounting Policies
(c) Revenue Recognition, page 33
5.	We note your use of provisional pricing for certain revenues. Please expand your disclosure for all years presented to quantify the amount of revenues that have been determined using provisional pricing. Also please tell us to what extent for U.S. GAAP purposes, you have considered the applicable guidance for embedded derivative instruments, commonly referred to as provisionally-priced metals contracts in the industry, as noted in paragraph 12 of SFAS 133. Further note that provisionally priced revenue should be measured using the forward rate. Refer to Topic VII of the September 25, 2002 AICPA SEC Regulations Committee meeting highlights, at the following website address: http://www.aicpa.org/download/belt/20020925_highlights.pdf.
Response:
Provisional pricing arising from the sale of gold and copper in concentrate, is applicable to Goldcorp’s operations at the Alumbrera mine in Argentina and Peak mine in Australia which were acquired in 2005. No provisional pricing revenue is included in the 2003 and 2004 financial statements. Risk and title to the concentrate transfer to the purchaser at a certain point in time (generally upon receipt of a provisional payment of approximately 90%). The provisional sale price for gold and copper is based upon a forward price estimate obtained from the London Metal Exchange, whereas the final pricing is recorded upon receipt of final payment. Price adjustments are made monthly to sales that have not been finalized, based on the forward prices at the time.
Approximately $187.4 million in revenues from the Alumbrera operations (consisting of approximately 70.8 Mlbs of copper and 86.6 koz of gold) related to provisional sales as at the end of 2005. Revenues from the Alumbrera operation is eliminated under US GAAP as Alumbrera is an incorporated joint venture (see Note 19).

Goldcorp Inc.
File No. 1-12970
Approximately $11.2 million in revenues from the Peak operations (consisting of approximately 4.8Mlbs of copper and 4.1koz of gold) related to provisional sales as at the end of the 2005. We do not believe this amount is material, and therefore do not believe additional disclosure is required.
As noted above, adjustments to revenues from the sale of metal concentrates metal prices based on a forward rate are recorded on a monthly basis in accordance with SFAS 133, paragraph 12 and the changes in fair value are reported in earnings as they occur.
(f) Mining interests, page 33
6.	We note that your mining interests include capitalized expenditures related to exploration of mining properties. Under US GAAP exploration costs are expensed as incurred. Please explain why this is not identified as reconciling difference between Canadian and US GAAP in your reconciliation disclosed on page 48 in Note 19.
Response:
The Company does not capitalize ongoing exploration costs, as stated in the Company’s mining interest note as follows:
"Exploration costs incurred to the date of establishing that a property is economically recoverable are charged to operations. Further development expenditures are capitalized to the property.”
The costs assigned to exploration in mineral interests reflect the value assigned on acquisition to the exploration potential associated with those mineral properties.
The Company recognizes that there exists a difference between US and Canadian GAAP related to development expenditures in that, Canadian GAAP development costs applicable to mineral properties deemed capable of commercial production, as evidences by a positive economic analysis of the project, are capitalized compared to US GAAP developments costs which are capitalized when there is a final feasibility study. With respect to the years ended December 31, 2003 through to December 31, 2005, Goldcorp did not have any GAAP differences. For the year ended December 31, 2005, the Company’s development projects included the Amapari project in Brazil and the Los Filos/Bermejal project in Mexico, both of which had a final feasibility study. Therefore, there were no reconciling differences to be noted in note 19 of the financial statements.
7.	Please explain why non-depletable amounts that are considered to be impaired are transferred to the depletable category rather than accounted for as an asset impairment charged to your statement of operations. Please support your accounting under both Canadian and US GAAP.
Response:
Non-depletable amounts that are considered to be impaired are not transferred to the depletable category. All asset impairments are charged to the statement of earnings in accordance with Canadian GAAP, per CICA Handbook Section 3068, and US GAAP, per SFAS 144.
We intend to clarify our disclosure in future filings.

Goldcorp Inc.
File No. 1-12970
8.	Please expand your disclosure regarding the commencement of commercial production to specifically identify the factors you consider to determine when commercial production has commenced. Additionally please support this accounting policy under both Canadian and US GAAP. Refer to EITF 04-06 for US GAAP.
Response:
The Company determines commencement of commercial production in accordance with Canadian GAAP per Accounting Guidance — 11, Enterprises in the Development Stage, which suggest that the following factors indicate that planned principal operations have commenced. These would include, for example, one or more of the following:
(a)	significant revenue has been earned;

(b)	a significant portion of available funding is directed towards operating activities;

(c)	a significant percentage of employees is involved in operating activities;

(d)	a pre-determined, specified level of activity has been achieved;

(e)	a pre-determined, reasonable period of time has passed; or

(f)	a development project significant to the primary business objective of the enterprise has been completed.
The decision determining when commercial levels of production have been achieved is based on a range of criteria such as:
(a)	a nominated percentage of design capacity for the mine and mill;

(b)	mineral recoveries at or near expected levels;

(c)	the achievement of continuous production or other output.
In each case, the percentages and levels of recovery were nominated well before they actually occur.
In accordance with US GAAP, the Company determines commencement of commercial production per EITF 04-06 whereby the production phase of a mine is deemed to have begun when saleable minerals are extracted (produced) from an ore body, regardless of the level of production. However, the production phase does not commence with the removal of de minimis saleable mineral material that occurs in conjunction with the removal of overburden or waste material for the purpose of obtaining access to an ore body.
For Goldcorp Inc.’s consolidate financial statements for its fiscal year ended December 31, 2005, the Company had a single mine development project, Mineracao Pedra Branco do Amapari Ltda (Amapari), which required a determination for commencement of commercial production.
During discussions held with Amapari management during 2005, the primary factors to determine the commencement of commercial production under Canadian GAAP were identified as follows:
1.	Operational commissioning of major mine and plant components, including crushers, stacker, carbon plant, and reclaimer.
2.	Achieving consistent results in the throughput processing cycle of approximately 75% of capacity for a consecutive period of two weeks with indications for continued consistency.
3.	Achieving metallurgical recoveries of approximately +70% (3/4 of feasibility rate of 90%).
4.	Passage of time. As indicated in the accounting references, the pre-production period can only be a “reasonable” period of time. Management did not predetermine a fixed period of time, however, assesses reasonability in overall context of project advancement.
The primary principle agreed by management was that the operating results needed to be achieved consistently for a consecutive period of time and that there needed to be indicators that these results would be continued.
Comparison of Actual Results to Criteria
1.	Major milestones in construction of plant achieved in latter part of 2005. Although the crushing and agglomeration circuits were nominally completed in May 2005, there were significant modifications (retrofits) to correct major design errors to practically all components of the circuit from July to November 2005.
Leaching began in August 2005, however, there was a period without leaching due to a break in cyanide supply. The first doree pour was September 23, 2005, however production was not consistently maintained due to issues in the circuit and the break in cyanide supply.

Goldcorp Inc.
File No. 1-12970
The reclaimer was commissioned in January 2006 with the commencement of the cleaning of Pad A.
Conclusion: Based on this criteria, commercial operations were achieved at a date between the November (modifications in processing cycle completed) and January 2006 (commissioning of reclaimer). In addition, in order to assure the actual commercial operation, it was important that the all aspects of the operational cycle were working.
2.	Daily statistics began to be maintained effective Sept 1, 2005.
Conclusion: Although the processing circuit produced good results for short periods of time during September — November, consistency was not achieved until December 2005.
3.	Metallurgical testing was ongoing during 2005. Recoveries approximating 3/4 of feasibility rates were only achieved in December 2005.
4.	Passage of time. A period of below threshold production (i.e. the pre-production period) of between 3 to 6 months is a reasonable period of time, in particular considering a leaching cycle at Amapari is estimated between 4 to 5 months.
Conclusion: Commercial production beginning at January 1, 2006 would give rise to a pre-production period of 5 months (July to December). Management believes this is a reasonable period of time for pre-production.
Canadian GAAP
Based on the above criteria, commercial production was met during December 2005 for Canadian GAAP. The Company discontinued capitalization of pre-operating costs effective January 1, 2006.
US GAAP
Based on the criteria recently outlined under EITF 04-06 in March 2005 and later clarified in January 2006, commercial production was deemed to have occurred when saleable material was extracted (produced). The first gold production occurred on September 23, 2005 and therefore according to US GAAP, October 1, 2005 was the appropriate date for commencement of commercial operations. The results of operations from October to December 2005 were immaterial to Goldcorp financial statements and excluded from the US GAAP reconciliation. Therefore, we believe additional disclosure is not required.
9.	Please tell us the nature of your mine developments costs incurred to maintain current production.
Response:
The nature of the Company’s mine development costs incurred to maintain current production includes costs related to accessing ore bodies that will be mined within current production cycle. The costs include the development and access costs (tunneling) of production drifts to develop the ore body in the current production cycle. The distinction when compared with those mining expenditures incurred either to develop new ore bodies or to develop mine areas in advance of current production is mainly the production timeframe of the mining area. For those areas being developed which will be mined in the future periods, the costs are capitalized and amortized at such time as the related mining area is mined versus current production areas development costs are expensed as incurred given the short term nature of these expenditures matches the benefits of the ore being mined.

Goldcorp Inc.
File No. 1-12970
10.	Please support your test of impairment at least annually under both Canadian and US GAAP. Refer to paragraph 8 of SFAS 144.
Response:
Under both Canadian and US GAAP, the Company tests for impairment of its mining interests at least annually or when events or changes in circumstances indicate the carrying values may not be recoverable. For the year ended December 31, 2005, the Company performed an annual impairment test at year end for each mining property. In addition, the Company considered the indicators noted below from paragraph 8 of SFAS 144 which is similar in concept to paragraphs 9 and 10 of CICA Handbook, Section 3063, Impairment of Long lived assets;
Paragraph 8, SFAS 144, A long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying an amount that may not be recoverable. The following are examples of such events or changes in circumstances.
(a)	a significant decrease in the market price of a long-lived asset (asset group);

(b)	a significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition;

(c)	a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator;

(d)	an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction or a long-lived asset (asset group);

(e)	a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group);

(f)	a current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.
With respect to the indicators noted above in paragraph 8, the Company considered each indicator for each of the mining properties held by the Company, and noted that none of the indicators were applicable as at the year ended December 31, 2005. Responses to each indictor individually are as follows:
•	No significant decrease in market price given gold prices rose from $428/oz as at January 1, 2005 to $513/oz as at December 31, 2005.

•	There were no adverse changes in the extent to which we continued to use each property to mine gold.

•	No significant legal factors or changes in business climates in our operating countries which would impact the carrying value.

•	No significant overruns on any of our projects which would not be recoverable from future production.

•	All operations were providing positive operating results and no historic trends of cash flow losses for any particular mining interests.

•	No immediate plans to dispose of any mining property prior to the end of its previously estimated useful life.

Goldcorp Inc.
File No. 1-12970
As part of the annual impairment testing despite the absence of any of the above indicators noted in paragraph 8 of SFAS 144, the Company completed an impairment exercise for each mining property. For each mine, the Company calculated the undiscounted future cash flows based on the life of mine models for each mine and compared the cash flow value with the related carrying amount of the assets. The undiscounted cash flow models for each mine, are based on assumptions of future production, long-term commodity prices and estimates of operating and capital costs. For all mining properties, the undiscounted cash flow analysis were in excess of the related carrying amount of the assets thus no impairment charges were recognized for the year ended December 31, 2005.
(j) Silver Contract — page 34
11.	Please expand your disclosure to more clearly and thoroughly describe the terms and conditions of your Silver Contract and your related accounting. Please also tell us and disclose why this arrangement gives rise to an asset. Further, please provide us with an understanding of why you believe the cost of this asset should be allocated to all reserves, resources and exploration potential. We may have further comment.
Response:
The disclosure in Note 2(j) of the Consolidated Financial Statements for the fiscal year ended December 31, 2005 refers to the Silver Wheaton agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden as disclosed in Note 5, Silver Contract. The carrying value of this contract, which represents the acquisition cost less amortization to December 31, 2005, has been reflected as a long term asset and is being amortized to operations on a unit-of-sale basis. The allocation to reserves, resources and exploration potential is based upon the initial valuation of the contact at acquisition which is the same basis for which the Company values it mining properties (takes into account Value Beyond Proven and Probable Reserves) in accordance with EITF 04-02 under US GAAP.
In addition, the allocation to reserves, resources and exploration potential also applies to the silver interests in our Luismin mines, Mexico as indicated in Note 9, Mining Interests. This silver interest is the value of mining properties attributable to the Silver Wheaton silver contract with Goldcorp which is eliminated upon consolidation. This additional disclosure was provided in Note 9 in order to provide investors with further information. We believe our disclosure is adequate.
(o) Foreign currency translation, page 35
12.	We note that you determined that your reporting currency is the US dollar as of April 1, 2005. Please address each of the salient economic factors for determining the functional currency that are included in paragraph 42 of Appendix A of SFAS 52. Please also explain how the amount reported for periods prior to April 1, 2005 were determined.
Response:
Until March 31, 2005 the policy for the Company’s Canadian operations (Red Lake, Saskatchewan Minerals & Corporate) had been to use the Canadian dollar (CAD) as the functional (measurement) currency, whereas the United States dollar (USD) is the Company’s reporting currency. Management periodically reviewed the Company’s accounting policies for appropriateness, including the appropriateness of functional currency by operation. In the first quarter 2005, several events and circumstances arose which indicate that the USD was the more appropriate functional currency:
•	Acquisition of Wheaton River Minerals Ltd., which reports USD as the appropriate functional currency, on February 14th, 2005;

•	Policy announced to sell bullion inventory (approx. 240,000 oz) for USD cash on April 1st, 2005;

•	Purchase of Mexican assets for $70M cash USD on March 31st, 2005;

•	Policy announced to discontinue holdback of 1/3 productions at Red Lake, thus increase USD revenue, on April 1st, 2005;

•	$95M USD equivalent special dividend paid to shareholders of which at least 90% paid in USD on February 28th, 2005;

•	Decision made to keep cash in excess of CAD needs in USD was approved by the Board on March 17th, 2005.

Goldcorp Inc.
File No. 1-12970
Canadian GAAP guidance is found in HB Section 1651.10. US GAAP guidance is found in SFAS 52, paragraph 42. Note that the assumption of the handbook is “foreign country exposure” is equal to “foreign currency exposure” and so the question is really which currency holds the greatest exposure vs. which country holds the greatest exposure. The 6 main criteria are below:

Guidance per SFAS 52,
Guidance per CICA 1651.10	Paragraph 42	Corporate	Red Lake
(a) there are any factors which would indicate that the cash flows of the reporting enterprise are insulated from or are directly affected by the day-to-day activities of the foreign operation [or foreign currency, ie USD];
	(a) Cashflow indicators	Corporate cash inflows are primarily from intercompany transactions in USD, debt raising is USD, and equity financing both USD and CAD	Cash inflows are 100% USD and cash outflows are primarily CAD, however, given low cost of mine, inflows are greater than outflows, especially considering policy of no further bullion holdback

(b) sales prices for the foreign operation’s products or services are determined more by local competition and local government regulations or more by world-wide competition and international prices and whether such sales prices are primarily responsive on a short-term basis to changes in exchange rates or are immune to such changes;
	(b) Sales price Indicators	N/A	Metal prices are valued and settled 100% in USD and Red Lake is a price taker in the global commodities market

(c) the sales market for the foreign operation’s products and services is primarily outside the reporting enterprise’s country or within it;	(c) Sale Market Indicators	N/A	Sales are made to international dealers and all sales are settled on London Metals Bullion Exchange, and are therefore non-Canadian

(d) labour, materials and other costs of the foreign operation’s products or services are primarily local costs or whether the foreign operation depends on products and services obtained primarily from the country of the reporting enterprise;
	(d) Expense Indicators	G&A labour is primarily CAD however certain high value transaction costs (legal / due diligence /financial advisory) are in USD	Given the low cost nature of the operation, revenues exceed expenses by approximately a 3:1 ratio. This is expected to increase with the completion of the Red Lake Mine Expansion at the end of 2006 as revenues will increase and the cost per ounce of production will decrease.

(e) the day-to-day activities of the foreign operation are financed primarily from its own operations and local borrowings or primarily by the reporting enterprise or borrowings from the country of the reporting enterprise;
	(e) Financing Indicators	Goldcorp holds credit lines in USD and is actively seeking a significantly larger credit line in USD ($500M); dividends are primarily paid in USD; most recent equity financing (2002) was USD and future financings expected to be combination of USD and CAD	Red Lake primarily financed through internal cash flows. For external financing, see Corporate.

(f) there is very little interrelationship between the day-to-day activities of the foreign operation and those of the reporting enterprise or whether intercompany transactions with the reporting enterprise form a dominant part of the foreign operation’s activities.
	(f) Intercompany Transactions and Arrangements Indicators	N/A — Corporate is the reporting enterprise	Operationally Red Lake is closely inter-related with Corporate.

Goldcorp Inc.
File No. 1-12970
Based on the facts and circumstances, it was appropriate to designate the US dollar as the functional currency of the Goldcorp Corporate and the Red Lake Mine. As described above, this change was appropriate for April 1st, 2005.
In addition, management believed it was appropriate to change the functional currency at the end of the relevant quarter, i.e. effective April 1st, 2005. Prior periods were not restated as for Canadian GAAP purpose, EIC-130 and paragraph 46 of SFAS 52 for US GAAP purposes indicated that comparatives should be shown using the “current rate method” which is the case for Goldcorp’s Canadian operations through March 31, 2005. The change in circumstances occurred at various points during the quarter, and therefore it was appropriate to use April 1st, 2005 as the effective date.
Note 8.     Inventories and stockpiled ore, page 40.
13.	Please tell us the nature of your work-in-progress inventory.
Response:
Work-in-process (WIP) is the stage between the product (gold, silver and copper) as it sits as a raw material (mined or stockpiled ore), and when it has been converted into the finished product (doré or concentrate). The process by which this happens differs from operation to operation, depending on whether the ore is processed through a mill or on a leach pad.
If processed through a mill, the ore is crushed and combined with a cyanide solution in tanks. The content of the tanks is assayed and calculated to determine the WIP value.
Ore placed on a leach pad is assayed and also calculated to determine the WIP value.
14.	Please disclose when you anticipate processing the low grade stockpiled ore.
Response:
The low-grade stockpile is located at our Alumbrera operation in Argentina which is operated by Xstrata PLC. They have forecasted a drawdown of this stockpile throughout the remainder of the mine life, until 2015. The portion that is to be processed within one year is reflected as a current asset.
Note 9.     Mining Interests, page 40
15.	Please disclose the nature of your mining property interest and its current operational status.
Response:
Please refer to 2(a) of the notes to the financial statements in Goldcorp’s 2005 Annual Report (reproduced below).
These consolidated financial statements include the accounts of the Company and all of its subsidiaries and investments. The principal mining properties of Goldcorp are listed below:

		Ownership		Operations and
Mining properties	Location	interest	Status	development projects owned

Red Lake mine (“Red Lake”)	Canada	100%	Consolidated	Red Lake mine

Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine

Luismin SA de CV (“Luismin”)	Mexico	100%	Consolidated	San Dimas, San Martin and Nukay mines and Los Filos/Bermejal development project

Peak Gold Mines Pty Ltd (“Peak”)	Australia	100%	Consolidated	Peak mine

Wharf gold mine (“Wharf”)	United States	100%	Consolidated	Wharf mine

Mineraçao Pedra Branco do Amapari Ltda (“Amapari”)	Brazil	100%	Consolidated	Amapari development Project

Silver Wheaton Corp (“Silver Wheaton”)	Canada	59%	Consolidated	Silver contracts in Mexico and Sweden
Red Lake, Alumbrera, Luismin and Peak have useful lives to 2012 and beyond, whereas Wharf ceases mining operations in early 2007. Amapari was considered a development project as at December 31, 2005. It commenced commercial production on January 1, 2006. The Los Filos/Bermejal development project, which is part of the Luismin operations in Mexico, is forecasted to commence mining operations in 2007. We believe our disclosure is adequate.

Goldcorp Inc.
File No. 1-12970
Note 13.     Non-Controlling Interests, page 42
16.	Please explain why you believe it is appropriate to account for the dilution gain as a component of your results of operations. Please refer to SAB Topic 5:H for US GAAP which can be located on our website at: http://www.sec.gov/interps/account/sabcodet5.htm#5h.
Response:
According to guidance in SAB Topic 5:H , questions 1 to 5, it is appropriate to account for the dilution gain as a component of the statement of earnings when:
i.	the gain arises from an offering which took the form of a direct sale of a subsidiary’s unissued shares;

ii.	the sale of these shares are not a part of a broader corporate reorganization contemplated or planned by the parent and no other such capital transactions are contemplated;

iii.	where there are subsequent capital transactions contemplated, none of these capital transactions would raise concerns about the likelihood of realization of this gain, such as where the parent intends to spin-off its subsidiary to shareholders or where reacquisition of shares is contemplated at time of issuance. Repurchases are presumed to be contemplated at the date of issuance in those situations where shares are repurchased within one year of issuance or where a specific plan existed to repurchase shares at the time of issue, and

iv.	The subsidiary is not a newly formed, non-operating entity, a research and development, start-up or development stage company, an entity whose ability to continue in existence is in question, or other similar circumstances.
It is appropriate to account for the dilution gain as disclosed in Note 13, Non-Controlling Interests as a component of the statement of earnings as:
i.	The gain arose from the direct sale of unissued Silver Wheaton common shares to non-controlling interests as part of a CAD$100 million public equity offering;

ii.&iii.	The sale of these shares were not contemplated as part of broader corporate reorganization and no further capital transactions were contemplated at the time of the Silver Wheaton common share issuance.

iv.	Silver Wheaton is a stand-alone, public entity for which financing transactions are contemplated independently of Goldcorp and does meet any of the criteria listed in (iv) above.
Note 14.     Shareholders’ Equity, page 42
17.	Please tell us whether or not your Canadian dollar warrants contain an embedded derivative under US GAAP. Refer to SFAS 133 Implementation Issue B4.
Response:
This response is pending. Due to the complex nature of this issue, further analysis is being completed in consultation with our auditors.
In addition, the Company acknowledges that:
(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*               *               *
We appreciate your interest in our financial reporting and trust these responses address your concerns. Should you have further questions, please address your letter to the undersigned.
Yours very truly,
Lindsay Hall
Executive Vice President and Chief Financial Officer

cc:	Kevin Stertzel
Securities and Exchange Commission
Glenn Ives
Deloitte & Touche LLP
Mark Bennett
Cassels Brock & Blackwell LLP
Gil Cornblum
Dorsey & Whitney LLP